UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Rallybio Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

75120L100

(CUSIP Number)

Michael LaGatta

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

____________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75120L100	SCHEDULE 13D	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER - 0 -
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,028,414 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER - 0 -
WITH	10	SHARED DISPOSITIVE POWER 3,028,414 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,414 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (See Item 5)*
14	TYPE OF REPORTING PERSON CO

*	The calculation is based on 31,199,970 shares of Common Stock (as defined below) outstanding as of the Closing (as defined below) of the Offering (as defined below) on August 2, 2021, as reported in the Prospectus filed by the Issuer (as defined below) with the Securities and Exchange Commission (the “Commission”) on July 30, 2021.

Page 2 of 11 Pages

CUSIP No. 75120L100	SCHEDULE 13D	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,028,414 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 3,028,414 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,414 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 31,199,970 shares of Common Stock outstanding as of the Closing of the Offering on August 2, 2021, as reported in the prospectus filed by the Issuer with the Commission on July 30, 2021.

Page 3 of 11 Pages

CUSIP No. 75120L100	SCHEDULE 13D	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES	7	SOLE VOTING POWER -0-
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 3,028,414 (See Items 3, 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER -0-
WITH	10	SHARED DISPOSITIVE POWER 3,028,414 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,028,414 (See Items 3, 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (See Item 5)*
14	TYPE OF REPORTING PERSON IN

*	The calculation is based on 31,199,970 shares of Common Stock outstanding as of the Closing of the Offering on August 2, 2021, as reported in the prospectus filed by the Issuer with the Commission on July 30, 2021.

Page 4 of 11 Pages

This Schedule 13D (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Rallybio Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 234 Church Street, Suite 1020, New Haven, Connecticut 06510.

Item 2.    Identity and Background.

This Schedule 13D is being filed jointly on behalf of TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation (“Group Advisors”), David Bonderman and James G. Coulter (each a “Reporting Person” and collectively, the “Reporting Persons”). The business address of each Reporting Person is c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Group Advisors is the sole member of TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which is the sole member of TPG Holdings IA, LLC, a Delaware limited liability company, which is the general partner of TPG Holdings I, L.P., a Delaware limited partnership, which is the sole member of The Rise Fund GenPar Advisors, LLC, a Delaware limited liability company, which is the general partner of The Rise Fund GenPar, L.P., a Delaware limited partnership, which is the managing member of The Rise Fund SPV GP, LLC, a Delaware limited liability company, which is the general partner of The Rise Fund Rascal, L.P., a Delaware limited partnership (“Rise Fund Rascal”), which directly holds 3,028,414 shares of Common Stock.

Because of Group Advisors’ relationship with Rise Fund Rascal, Group Advisors may be deemed to beneficially own the shares of Common Stock held by Rise Fund Rascal. Messrs. Bonderman and Coulter are the sole shareholders of Group Advisors. Because of the relationship of Messrs. Bonderman and Coulter to Group Advisors, each of Messrs. Bonderman and Coulter may be deemed to beneficially own the shares of Common Stock held by Rise Fund Rascal. Messrs. Bonderman and Coulter disclaim beneficial ownership of the shares of Common Stock held by Rise Fund Rascal except to the extent of their pecuniary interest therein.

The principal business of Group Advisors is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Bonderman is President of Group Advisors and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Coulter is Senior Vice President of Group Advisors and officer, director and/or manager of other affiliated entities.

The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of Group Advisors are listed on Schedule I hereto.

Each of Messrs. Bonderman, Coulter and the individuals referred to on Schedule I hereto is a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the persons listed on Schedule I hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 5 of 11 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 2, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

Item 4.    Purpose of Transaction.

Initial Public Offering

On July 28, 2021, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Jefferies LLC, Cowen and Company, LLC and Evercore Group L.L.C. (the “Representatives”), as representatives of the several underwriters named in Schedule I thereto (the “Underwriters”), providing for the offer and sale by the Issuer (the “Offering”), and purchase by the Underwriters, of 6,200,000 shares of Common Stock at a price to the public of $13.00 per share. On August 2, 2021, the Offering closed.

In connection with the closing of the Offering (the “Closing”), Rise Fund Rascal, as a unitholder of Rallybio Holdings, LLC, received in a liquidating distribution of Rallybio Holdings, LLC 2,259,184 shares of Common Stock.

In addition, Rise Fund Rascal purchased an aggregate of 769,230 shares of Common Stock in the Offering at a price of $13.00 per share for an aggregate purchase price of $9,999,990.00.

The purchase of the (i) units of Rallybio Holdings, LLC prior to the Offering and (ii) shares of Common Stock in the Offering was funded by equity contributions of the limited partners of Rise Fund Rascal.

LockUp Agreements

Pursuant to a lockup agreement (the “LockUp Agreement”) signed in connection with the Offering, Rise Fund Rascal, certain other stockholders of the Issuer and each director and officer of the Issuer agreed with the Underwriters, subject to certain exceptions, not to dispose of or hedge any of their shares of Common Stock or securities convertible into or exchangeable for shares of Common Stock for a period ending on the date that is 180 days after the date of the Issuer’s prospectus filed with the Commission on July 30, 2021, except with the prior written consent of the Representatives.

Registration Rights Agreement

On July 28, 2021, the Issuer, Rise Fund Rascal and certain other parties entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Rights Agreement provides Rise Fund Rascal and the other parties thereto with certain demand and other rights in respect of their shares of Common Stock. Under the Registration Rights Agreement, the Issuer will pay all expenses relating to such registrations, including the fees of one counsel for the participating holders, and the holders will pay all underwriting discounts and commissions relating to the sale of their shares of Common Stock. The registration rights expire with respect to Rise Fund Rascal on the earlier of (i) such time as Rule 144 under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or another similar exemption under the Securities Act, is available for the sale of all of Rise Fund Rascal’s shares of Common Stock without limitation during a three-month period without registration and (ii) the third anniversary of the Offering. The Registration Rights Agreement also includes customary indemnification and procedural terms.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to

Page 6 of 11 Pages

be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

Reference to and description of the Lock-Up Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Lock-Up Agreement and Registration Rights Agreement, which have been filed as Exhibits 2 and 3 and are incorporated herein by this reference.

Item 5.    Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a)(b) The following sentence assumes that there is a total of 31,199,970 shares of Common Stock outstanding as of the Closing of the Offering on August 2, 2021, as reported in the prospectus filed by the Issuer with the Commission on July 30, 2021. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 3,028,414 shares of Common Stock, which constitutes approximately 9.7% of the outstanding shares of Common Stock.

(c)            Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.

(d)            To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	Not applicable.

Item 6.    Interest in Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Page 7 of 11 Pages

Item 7.    Interest in Securities of the Issuer.

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.	Form of LockUp Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on July 22, 2021).

3.	Registration Rights Agreement, dated as of July 28 2021, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed with the Commission on August 2, 2021).

Page 8 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 12, 2021

TPG Group Holdings (SBS) Advisors, Inc.

By:   /s/ Michael LaGatta

Name: Michael LaGatta

Title:   Vice President

David Bonderman

By:   /s/ Gerald Neugebauer

Name: Gerald Neugebauer on behalf of David Bonderman (1)

James G. Coulter

By:   /s/ Gerald Neugebauer

Name: Gerald Neugebauer on behalf of James G. Coulter (2)

(1) Gerald Neugebauer is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Bonderman on March 6, 2020 (SEC File No. 001-38156).

(2) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated February 26, 2020, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on March 6, 2020 (SEC File No. 001-38156).

SCHEDULE I

All addresses are c/o TPG Global, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Name	Title

David Bonderman	President
James G. Coulter	Senior Vice President
Jon Winkelried	Senior Vice President
Ken Murphy	Vice President and Director
Michael LaGatta	Vice President and Director
Joann Harris	Chief Compliance Officer
Steven A. Willmann	Treasurer
Martin Davidson	Chief Accounting Officer

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).
2.	Form of LockUp Agreement by and among certain stockholders and the directors and officers of the Issuer and the Representatives (incorporated by reference to Exhibit A of Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on July 22, 2021).
3.	Registration Rights Agreement, dated as of July 28 2021, by and among the Issuer and certain stockholders listed in Schedule A thereto (incorporated by reference to Exhibit 4.1 to Issuer’s Current Report on Form 8-K filed with the Commission on August 2, 2021).